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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                                SCHEDULE 14D-9/A
                                (Amendment No. 2)

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                  CARSON, INC.
                            (Name of Subject Company)

                                  CARSON, INC.
                       (Name of Persons Filing Statement)

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                             -----------------------

                                    14584510
                      (CUSIP Number of Class of Securities)
                             -----------------------

                                MALCOLM R. YESNER
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                  CARSON, INC.
                     64 ROSS ROAD, SAVANNAH INDUSTRIAL PARK
                             SAVANNAH, GEORGIA 31405
                            TELEPHONE: (912) 651-3400
           (Name, address and telephone numbers of person authorized
               to receive notices and communications on behalf of
                          the persons filing statement)

                                   COPIES TO:
                             LAWRENCE LEDERMAN, ESQ.
                              ROBERT S. REDER, ESQ.
                       MILBANK, TWEED, HADLEY & MCCLOY LLP
                            ONE CHASE MANHATTAN PLAZA
                            NEW YORK, NEW YORK 10005
                                 (212) 530-5000

[] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.




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                  This Amendment No. 2 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the "Commission") on March 8, 2000 (as amended and supplemented, the "Schedule 14D-9") by Carson, Inc., a Delaware corporation (the "Company"), with respect to the offer made by Crayon Acquisition Corp. ("Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Cosmair, Inc., a Delaware corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule TO filed with the Commission on March 8, 2000, as the same may be amended from time to time, to purchase all of the issued and outstanding shares of Class A Common Stock, par value $.01 per share, of the Company (the "Shares") at a price of $5.20 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated March 8, 2000, and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used herein but not defined herein have the same meanings ascribed to them in the Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION.

                  Item 8 is hereby amended and supplemented by inserting the following paragraph at the end of that item.

                  On March 23, 2000, the Company issued a press release stating that the Antitrust Division of the United States Department of Justice ("DOJ") has requested additional information and documents in connection with the DOJ's review of Parent's pending tender offer for all of the issued and outstanding shares of the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The Company received a related request from the DOJ.

ITEM 9. EXHIBITS.

                  Item 9 is hereby amended and supplemented by adding the following exhibit:

(a)(8)  Text of press release issued by Carson, Inc. dated March 23, 2000.


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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 CARSON, INC.



                                 By: /s/  Malcolm R. Yesner
                                     -----------------------------------------
                                 Name:  Malcolm R. Yesner
                                 Title: President and Chief Executive Officer

Dated: March 23, 2000




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